UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38331
NOTIFICATION OF LATE FILING	CUSIP NUMBER 25686H100

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:	December 31, 2018

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DOLPHIN ENTERTAINMENT, INC.
Full Name of Registrant.

Former Name if Applicable

2151 S Le Jeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Dolphin Entertainment, Inc., a Florida corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Form 10-K”).  The 2018 Form 10-K could not be filed within the prescribed time period required for smaller reporting companies without unreasonable effort and expense because additional time is required by the Company’s management to prepare and compile certain financial information to be included in the 2018 Form 10-K. The Company is diligently preparing such financial information for inclusion in the 2018 Form 10-K and will file the 2018 Form 10-K as soon as reasonably practicable, which the Company anticipates will not be later than the fifteenth calendar day following the prescribed due date for the 2018 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had total revenues of approximately $22.6 million for year ended December 31, 2018, as compared to approximately $22.4 million for the year ended December 31, 2017. Revenues from the Entertainment Publicity and Marketing segment were approximately $21.9 million for the year ended December 31, 2018 as compared to approximately $16.5 million for the year ended December 31, 2017. Revenues from the Content Production segment were approximately $0.6 million for the year ended December 31, 2018 as compared to approximately $6.0 million for the year ended December 31, 2017. The variances were, primarily due to the factors described below.

On July 5, 2018, the Company acquired The Door Marketing Group LLC (“The Door”), and, on October 31, 2018, the Company acquired Viewpoint Computer Animation Incorporated (“Viewpoint”). Total revenues for the Company for the year ended December 31, 2018 included six months of revenues for The Door and two months of Viewpoint’s revenue. The Company acquired 42West LLC (“42West”) on March 30. 2017. Revenues for year ended December 31, 2017 included only nine months of revenues of 42West, as compared to 42West revenues for the entire year ended December 31, 2018. As the Company has previously reported, in June of 2018, three senior publicists of 42West and their related staff left 42West to form their own firm. The Door, 42West and Viewpoint comprise the Company’s Entertainment Publicity and Marketing segment.

For the year ended December 31, 2018, revenues from our Content Production segment decreased to $0.6 million as compared to $6.0 million for the year ended December 31, 2017, primarily due to the normal life cycle of the feature film Max Steel that was released in October of 2016. The Company’s domestic distributor, Open Road Films (“Open Road”), filed for bankruptcy protection under Chapter 11 on September 4, 2018. Raven Capital Management (“Raven”) purchased the assets of Open Road in December 2018 and the Company expects that Raven will continue to distribute the film Max Steel under the same terms as Open Road.

Expense from direct costs, selling, general and administrative, depreciation and amortization, legal and professional and payroll increased overall by approximately $2.4 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. For the year ended December 31, 2018, the Company included six months of expenses for The Door, two months of expenses for Viewpoint and a full year of expenses for 42West. For the year ended December 31, 2017, the Company included nine months of expenses for 42West. Distribution and marketing expenses decreased by $1.1 million due to the normal life cycle of the Max Steel and theatrical distribution being completed. For the year ended December 31, 2018, the Company impaired approximately $2.0 of goodwill associated with the Entertainment Publicity and Marketing segment due to the carrying value of goodwill being over the fair value primarily caused by a decrease in projected cash flows.

On September 18, 2017, a third-party guarantor of one of the Company’s loans paid $4.5 million to the lender. The Company had provided a $0.6 million backstop guaranty to the third-party lender and recorded a gain on extinguishment of debt of $3.9 million on its audited consolidated statement of operations for the year ended December 31, 2017. There was an immaterial loss on extinguishment of debt recorded for the year ended December 31, 2018 related to a convertible promissory note.

The Company has warrants, put rights and contingent consideration accounted for as liabilities on its consolidated balance sheets. The change in fair value of these liabilities at each balance sheet date is recorded in the Company’s consolidated statements of operations. For the year ended December 31, 2018, the Company recorded (i) a gain of approximately $1.0 million from the change in the fair value of the contingent consideration related to the Company’s acquisition of The Door and (ii) $0.6 million gain, due to the change in fair value of the 42West put rights. For the year ended December 31, 2017, the Company recorded (i) gain from change in fair value of warrants of $9.0 million; (ii) loss from the change in fair value of put rights of $2.3 million and (iii) loss from the change in fair value of the contingent consideration of 42West of $0.02 million.

On July 1, 2018, the Company adopted ASU 2017-11, which no longer precludes a warrant with a down round feature from equity classification. The Company recorded a cumulative effect adjustment to retained earnings and the Company is no longer required to record changes in fair value to the statement of operations at each balance sheet date. As a result, the Company did not record any change in fair value of warrants for the year ended December 31, 2018.

Interest expense decreased by approximately $0.5 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to a decrease in the amount of accrued interest for the production service agreement and the prints & advertising loan with respect to Max Steel, as payments have been received from the international and domestic distribution sales of Max Steel and such payments have been applied to the outstanding balances of such agreement and loan.

DOLHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2019	By:	/s/ Mirta A Negrini
Mirta A Negrini, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).